EXHIBIT 99.1

Twin Vee PowerCats Co.

Second Quarter 2024 Investor Call

August 14, 2024

CORPORATE PARTICIPANTS

Joseph C. Visconti, Chief Executive Officer and Chairman of the Board

Michael P. Dickerson, Chief Financial & Administrative Officer

PRESENTATION

Operator

Ladies and gentlemen, welcome to the Twin Vee PowerCats Company Second Quarter 2024 Investor Call.

As a reminder, this call is being recorded and all participants are in listen-only mode.

Your speakers for today’s program are Chairman and CEO, Joseph Visconti and Chief Financial and Administrative Officer, Michael P. Dickerson.

Before I turn the call over to Joseph, please remember that certain statements made during this Investor call are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements on this call other than statements of historical facts, including statements regarding the Company’s future operations and financial position, business strategy and plans and objectives of Management for future operations are forward-looking statements. In some cases, forward-looking statements can be identified by terminologies such as believe, may, estimates, continue, anticipates, intends, should, plan, expects, predict, potential or the negative of these terms or other similar expressions.

The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks and uncertainties and assumptions described, including those set forth in its filings with the Securities and Exchange Commission, which are available on the Company’s Investor Relations website at ir.twinvee.com. You should not rely upon forward-looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur.

Finally, this conference call is being webcast. The webcast will be available at ir.twinvee.com for at least 90 days. Audiocast quality is subject to your equipment, available bandwidth and Internet traffic. If you experience unsatisfactory audio quality, please use the telephone dial-in option.

A question-and-answer session will follow the formal presentation. Please note that only those that have dialed in via telephone may ask a question. Those listening via webcast will be unable to submit questions. If you would like to ask a question, you may signal by pressing star, one on your telephone keypad.

I will now turn the call over to Joseph Visconti. Please go ahead, sir.

Joseph C. Visconti

Thank you. Good afternoon, everyone, and thank you for joining our second quarter 2024 earnings call.

I’m Joseph Visconti, Chairman and CEO of Twin Vee PowerCats. I’m here with our CFO, Mike Dickerson. Twin Vee continues to navigate and adapt to a complex economic and environmentally stifled by higher interest rates and shifting consumer confidence, especially within the recreational marine industry. Despite these ongoing challenges, Twin Vee continues to realign our operations and capitalize on strategic and focused opportunities that will allow Twin Vee to emerge from this downturn stronger and better equipped for success in the future.

I will detail our short- and long-term plans that include adding two exceptionally seasoned and experienced individuals to our leadership team, adding important factory infrastructure, allowing production volumes to reach new levels of annual production output, adding new models across both brands from smaller bay boats to larger offshore boats, all focused on building and creating a leading national boat manufacturer. We are also in-housing a fully integrated tooling department with our new 46-foot five-axis router. This big high-tech robot will allow us to design, tool new models faster with less expense. Finally, the most important is to strengthen our balance sheet as a result from the Twin Vee-Forza merger.

So far this year, one of our key focuses has been hiring the right Management team to ensure our business operates as efficiently as possible. Last quarter, we hired our CFO, Mike Dickerson, who had already enhanced Twin Vee’s financial controls, accountability throughout the business. During the second quarter, we took further steps to rightsize our business. Last month, we brought on Karl Zimmer, Twin Vee’s new President. Karl’s career spans nearly three decades, and his experience includes Executive Leadership roles in several different industries.

He has grown businesses, maximized profitability and promoted efficiency in every job he’s had. As the Company’s President, Karl will oversee Twin Vee’s day-to-day operations, ensuring we produce high-quality products with a focus on cost and efficiency. He will play a crucial role in supporting and executing our growth strategies going forward. Hiring Karl will allow me to focus on expanding and growing our business. I personally will focus on business development, sales, marketing, Investor relations, identifying potential merger acquisitions, strategic partnership candidates and steer the long-term vision of Twin Vee.

In terms of Twin Vee’s products, innovation remains a cornerstone of our strategy. We believe delivering cutting-edge products is essential to growing our business and adding to the 8,000 previously designed Twin Vee boats delivered over the past 30 years. During the second quarter, we introduced Twin Vee’s all new second-generation GFX model line. Our GFX2 model line features several designs, styling and technological innovations that are far beyond what we’ve ever previously offered or produced.

We have taken our products to a whole new level. Our GFX2 boats now feature an all-digital switching backbone and an updated electronic system, allowing customers to control their boats via a touchscreen on a 24-inch multifunction display. The GFX2 also benefits from a complete redesign with improved upholstery, all new ergonomics, updated color options and streamlined console framing. Our engineers and boat designers really outdid themselves with our latest product line. At our annual dealer meeting this year, dealers were invited to participate in sea trials aboard our flagship 40-foot GFX2, our new 28-foot Dual Console GFX2 and our new 26-foot GFX2. We received incredible feedback from our dealers, and so please take the time to visit twinvee.com and see for yourself. We are excited about the future of our brands and looking forward to your input.

Beyond the GFX2, our product development pipeline is robust. We’ve launched over 10 new models across our portfolio over the past couple of years, and we have six more in various stages of development at this time. This diverse range of offering boat models allows us to appeal to a wide range of customer preferences from the hardcore offshore fishermen to everyday boating enthusiast, to family simply looking for an afternoon on the water.

In addition to ensuring we design and build new and innovative products we continue to invest in Twin Vee’s infrastructure to reduce long-term costs and grow our manufacturing capacity. As we speak, construction continues on our 30,000 square foot expansion here in Fort Pierce. When completed, our modified factory will be almost 100,000 square feet of true linear manufacturing, allowing us to rapidly design and build up to 1,000 boats annually.

Our new state-of-the-art CNC machine is scheduled to arrive in October. This new five-axis router will allow us to in-house one of the most expensive and time-consuming functions in the boat building process, allowing us to control the manufacturing environment and significantly reduce our cost to develop and bring new models to the market.

Before I turn the call over to Mike, I’m excited to discuss the merger agreement between Twin Vee and Forza, which was announced on Monday. After significant due diligence, extensive negotiations, thorough third-party review, the Board of Directors of both companies, Twin Vee and Forza unanimously approved an all-stock transaction where Forza will merge with and into Twin Vee. Each public holder of Forza stock will receive approximately 0.612 shares of Twin Vee common stock for each Forza share of stock they own on the effective date of the merger.

The Boards of both Twin Vee and Forza believe this merger will be transformative step to create a stronger, more competitive brand poised for long-term profitable growth and enhanced Shareholder value. By uniting Twin Vee and Forza, we’re creating one Company with a singular mission building on Twin Vee’s 30-year heritage of delivering high quality offshore fishing and recreational boats recognized for their fuel efficiency, ride quality and performance.

The merger will strengthen both combined—the merger will strengthen both companies. At closing, we anticipate having about $1 per share in cash of the combined merged Company and approximately $2 a share in net assets with no funded debt. This robust balance sheet will provide Twin Vee with a solid foundation for future investments, enabling us to pursue growth opportunities confidently. Also, by removing one of the Public Companies, we were able to reduce overhead costs. By merging, we are streamlining our operations, eliminating these redundancies and allowing us to focus our resources on what matters most, designing, building and selling innovative and best-in-class boats to appeal to a broad range of customers.

We’re confident that this merger represents the best path forward for both Twin Vee and Forza. By combining our resources and strengths, we’re creating a Company that is better positioned to achieve our long-term goals and deliver exceptional value to our Shareholders. We look forward to our Shareholders receiving the S-4 and proxy statement when they are completed, so they can read more about this transaction in depth.

Now let me turn it over to our CFO, Mike Dickerson, who will give more financial details from the second quarter.

Michael P. Dickerson

Thanks, Joseph, and good afternoon, everyone.

I’d like to take a minute to walk through the Twin Vee consolidated financials and some discussion of our segments. On a consolidated basis, net sales were $4.3 million for the second quarter of 2024, a reduction of $3.8 million or 47% from the second quarter of 2023. This reduction is similar to the 41% experienced in the first quarter of 2024, a result of the challenging end markets that we described in our earnings release and Joseph described for you earlier.

Even at these depressed levels, we’ve been able to maintain a positive gross margin of close to 5% through aggressive cost control and further rightsizing of our labor force. Throughout the second quarter, the Company has been reducing operating expenses through reductions in headcount, research and development and discretionary spending, partially offset by strategic upgrading of talent. Included in operating expenses for the consolidated entity is $1.674 million related to a Forza asset impairment charge recognized in the second quarter of 2024, that I will speak more about in a minute.

Excluding the impact of this charge for the second quarter, overall consolidated operating expenses are down $793,000 or 20% compared to the second quarter of 2023. General and administrative expenses are down $158,000 or 17%. Salaries and wages are down $903,000 or 43% compared to the second quarter of 2023, respectively. These overall reductions were achieved in both the Forza segment as well as the Gas Power or Twin Vee segment.

Research and development expenses were up $150,000 in the second quarter of 2024 compared to the same period of 2023 due to an inventory valuation adjustment at Forza of $176,000 to reserve for the value of R&D electric motors, partially offset by a reduction in R&D spend activity at Forza.

For the Twin Vee segment throughout the second quarter, the Company has also been reducing operating expenses through headcount reductions, discretionary spending, partially offset by strategic upgrading of talent. For the second quarter, operating expenses are down $457,000 or 19% compared to the second quarter of 2023.

In terms of liquidity, at Forza, at the end of the first quarter, Joseph committed to reduce our burn rate considerably during the second quarter, and we’ve done just that. Forza ended the second quarter with $8.2 million of cash and cash equivalents. This compares to $9.95 million at the end of the first quarter. Of this $1.75 million reduction, $1.3 million was used for additions to the new building construction. In other words, the non-capital investment reduction in cash was approximately $445,000 for the quarter or a burn rate of less than $150,000 a month. We have continued to drive this burn rate lower and expect that as we exit the third quarter, we will be closer to $100,000 a month or better.

At Twin Vee, the Company ended the second quarter with $6.945 million of cash and cash equivalents. This compares to $7.428 million at the end of the first quarter. Of this $483,000 reduction, $351,000 was used for capital additions, partially for new boat model molds and for the 30,000 square foot building expansion project underway in Fort Pierce, Florida. In other words, the noncapital investment reduction in cash was only $132,000 for the entire quarter.

The last item I want to discuss with you is the impairment charge taken by Forza at the end of June. Related to the recently announced merger between Forza and Twin Vee, the Company obtained an appraisal for its partially completed building in Marion, North Carolina. The appraisal indicated that the carrying value of the building at the end of June was higher than market by $1.674 million leading the Company to record an impairment charge of a similar amount.

We are evaluating the best course of action to achieve and maximize Shareholder value, which may be attempting to sell the building as is, finish the building and market it for sale, finish the building and hold for better market conditions or finishing the shell of the building and delaying the completion of construction. All of these possibilities are under consideration, viewed through the lens of maximizing Shareholder value and conserving capital.

With that, let me turn the call back over to Joseph for some concluding remarks.

Joseph C. Visconti

Thank you, Mike.

Twin Vee PowerCats and Aquasport boats have combined over 90 years of brand recognition and customer loyalty. While the economic landscape presents challenges, we’re confident that our commitment to these two incredible, storied and scalable brands allow us to offer various new and innovative products that will allow us to attract returning customers. Our focus on customer satisfaction will position us for continued growth and success.

We believe that Twin Vee is well prepared to navigate the current market conditions. When we start seeing the next market upswing, we will be ready. We’re excited about the opportunities that lie ahead, including our planned merger with Forza. We look forward to sharing our continued progress with you. I want to thank our Investors, stakeholders, employees for their continued support. I also want to thank those of you on the call.

I will now turn the call back over to the Operator who will assist in taking any questions.

Operator

Thank you. Ladies and gentlemen, we will now be conducting a question-and-answer session. If you would like to ask a question please press star, and one on your telephone keypad. A confirmation tone will indicate your line is in the question queue. You may press star, and two if you would like to remove your question from the queue. For participants using speaker equipment if may be necessary to pick up your handset before pressing the star keys. Ladies and gentlemen, we will wait for a moment while we poll for questions. Once again, ladies and gentlemen, if you wish to ask a question please press, and one.

As there are no questions in the queue, I would now hand the conference over to Joseph Visconti for his closing comments.

Joseph C. Visconti

I want to thank you, everyone, for taking your time today, and we look forward to updating you with any further updates. Have a great day. Thank you.

Operator

Thank you. The conference of Twin Vee PowerCats Company has now concluded. Thank you for your participation. You may now disconnect your lines.